Exhibit 99

News

RiT INTRODUCES SITEWIZ™, INDUSTRY’S MOST POWERFUL
SOFTWARE SOLUTION FOR INTELLIGENT INFRASTRUCTURE AND
NETWORK ASSET MANAGEMENT

– Based on RiT’s Field-Proven Technologies and Industry-Leading Experience,
SiteWiz Brings Far-Reaching Intelligence to the Enterprise Infrastructure –

– Also Proudly Launching SiteBuilder™, RiT’s Excel-Based Bulk Data Import Tool –

Tel Aviv, Israel – October 10, 2007 – RiT Technologies (NASDAQ: RITT), the world-leading provider of intelligent infrastructure solutions, today announced its new cutting-edge SiteWiz, the industry’s most powerful software solution for intelligent infrastructure and network asset management. Benefiting from RiT’s fifth-generation technologies and a decade of experience deploying its PatchView solution, SiteWiz brings the user an extensive range of important capabilities. Using SiteWiz, the customer benefits from comprehensive documentation, automated network discovery (including the physical location of devices), optimized planning and implementation of Moves, Adds & Changes (MACs) and maximized asset utilization, all while ensuring compliance with internal policies and regulatory requirements.

SiteWiz is compatible with RiT’s Dashboard™, SitePro™ and SiteBuilder™, RiT’s new bulk import tool. SiteWiz integrates easily with a full range of Help Desk, Network Management, process management and Asset Management applications.

Deployed in over five million managed ports, RiT’s management tools have proven their ability to significantly improve IT productivity and network performance, reducing total network cost of ownership in terms of both Capex and Opex.

“We developed SiteWiz in response to a whole new source of demand for our management solutions,” said Mr. Doron Zinger, RiT’s President and CEO. “Now that Infrastructure Management and Asset Management are mainstream concepts, we are often approached by IT managers looking for a fast-to-deploy solution that can support both existing infrastructures and new sites as well as help them manage all their network assets effectively. SiteWiz is the ideal answer. The fact that it works with the infrastructures of all vendors enables it to bring a full range of intelligent features to any deployment. As such, SiteWiz makes RiT the right solution for huge markets that we could not address in the past.”

SiteWiz will be available commercially from October 16th.

About RiT Technologies
RiT is a leading provider of physical network infrastructure control and management solutions. Deployed in the networks of many of the world’s largest carriers and enterprises, its pioneering, fast-ROI products have proven their ability to simplify service deployment and provisioning, enhance troubleshooting accuracy, reduce infrastructure maintenance costs, enhance physical layer security and enable cost-effective service qualification and verification.

RiT is a member of the RAD group, a world leader in communications solutions. For more information, please visit our website: www.rittech.com

COMPANY CONTACT:
Oded Nachmoni
VP, Marketing & Product Strategy
+972-3-6455481
odedn@rit.co.il

RiT Technologies Ltd. 24 Raoul Wallenberg St., Tel Aviv 69719, Israel Tel: +972-3-645-5151 Fax: +972-3-647-4115